Filed by Janus Capital Group Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Janus Capital Group Inc.
Commission File No. 1-15253

Janus Capital Group, Inc. and Henderson Group plc

Announce Recommended Merger of Equals

Internal DW Email

Janus Capital Group Team Members:

I’m very excited to tell you about an important step in Janus’ history, building on our prior accomplishments in “intelligent diversification” and accelerating our strategy.  This morning we announced that we have reached a definitive agreement for an all-stock “merger of equals” transaction with Henderson Group plc (“Henderson”), a leading U.K. - based global asset management firm that provides institutional, retail and high net-worth clients with a broad range of investment solutions, including equities, fixed income, property and alternative investments.  Henderson is one of Europe’s largest investment managers, with approximately $131 billion (£95.0) billion in assets under management (AUM) and approximately 1000 people worldwide (as of June 30, 2016). The combination of our two complementary businesses is expected to create a leading active global asset manager with AUM of $320 billion.

This is a transformational combination for both organizations.  Janus brings a strong platform in the U.S. and Japanese markets, which is complemented by Henderson’s strength in the U.K. and European markets.  Both firms bring a growing Institutional business, which will be further strengthened by the combination.  The complementary nature of the two firms will facilitate a smooth integration and creates an organization with an expanded client-facing team, diverse products and investment strategies, greater financial strength and scale, as well as enhanced talent.  The result will be an organization that is well-positioned to better serve clients, gain market share and further enhance shareholder value.

At the close of the transaction, the combined group will be renamed Janus Henderson Global Investors, which will be jointly led by myself and Henderson CEO Andrew Formica, acting as Co-CEOs.  Janus Henderson Global Investors will be governed by a newly appointed Executive Committee, whose members will report jointly to me and Andrew:

•                  Janus’ Head of Investments, Enrique Chang, will become Global Chief Investment Officer

•                  Henderson’s Global Head of Distribution, Phil Wagstaff, will become Global Head of Distribution

•                  Janus’ President Bruce Koepfgen, will become Head of North America and Head of Integration

•                  Henderson’s Executive Chairman of Pan Asia, Rob Adams, will become Head of Asia Pacific

•                  Janus’ CFO, Jennifer McPeek, will become Chief Operating and Strategy Officer

•                  Henderson’s Chief Financial Officer (CFO), Roger Thompson, will become CFO

•                  Janus’ Chief Compliance Officer, David Kowalski, will become Chief Risk Officer

•                  Henderson’s General Counsel and Company Secretary, Jacqui Irvine, will become Group General Counsel and Company Secretary

In addition, on the investment ream, Janus Portfolio Manager and Kapstream Managing Director, Kumar Palghat, will be named Global Head of Fixed Income, with Henderson’s Head of Fixed Income Phil Apel becoming Deputy Head of Fixed Income.  Henderson Head of Equities, Graham Kitchen, will be named Global Head of Equities.  Kumar and Graham will report to Enrique.

On the Distribution team, Janus’ Head of Intermediary Distribution, Drew Elder, will become Head of North America Distribution and have responsibility for all Institutional and Intermediary Distribution, Marketing and Product areas in the region.  Henderson’s Head of EMEA and Latin America Distribution Greg Jones will continue in that capacity for Janus Henderson Global Investors and have responsibility for all Institutional and Intermediary Distribution, Marketing and Product areas in the region.  Drew and Greg will report to Phil.

Henderson Head of Human Resources, Kathleen Reeves (HR) and Janus Head of HR Tiphani Krueger will become Co-Heads of HR and report to CFO Roger Thompson.  There are many other leaders from both firms, not yet named, that will help carry the combined organization forward.  As other leadership decisions are made, they will be communicated.

The merger is expected to close in the second quarter of 2017, subject to shareholder and regulatory approvals.  Over the next several months, we are still separate independent companies.  It is our expectation that most Janus and Henderson employees will have a role in the new company following the merger.  As decisions are made, we will communicate with as much notice and transparency as possible.

I recognize there is much more to tell you about this news, so we will have an All Employee Town Hall today, Monday, October 3rd at 2:30 p.m.MT in the International Ballroom at Infinity Park (4400 East Kentucky Avenue - Glendale, CO 80246).

Buses will begin to shuttle employees from 151 Detroit at 1:30 p.m. and will be available after the meeting to bring employees back to the Detroit office.  Infinity Park is walking distance from Galleria and there is parking available onsite, if you prefer to drive on your own.

We will provide a live video webcast to remote offices and have reserved the following conference rooms for you to convene to view the broadcast:

•                  Detroit:  Mt. Discovery, 7th Floor; Wetterhorn Peak, 6th Floor; Pikes Peak, 2nd Floor and the Board Room on the 2nd floor

•                  Galleria: Ruby and Emerald Conference Rooms, 9th Floor

•                  INTECH: Board Room

•                  Perkins: Board Room

•                  VelocityShares: Board Room

•                  Kapstream: Board Room

•                  Newport Beach: Conference Room

•                  London: Board Room

•                  Asia: Board Room

A replay of the Town Hall will be available shortly after the live event and posted to MyJ.   The following is a link to the press release www.ir.Janus.com , which was distributed this morning and contains additional information about the transaction.

I look forward to going into more detail with you at the Town Hall and answering your questions.

Dick

This announcement may draw media coverage externally, to the extent you receive calls or emails on the topic please forward those inquiries to Erin Passan, Head of Corporate Communications, (erin.passan@janus.com) / 303-394-7681

FOR INTERNAL USE ONLY / NOT FOR PUBLIC VIEWING OR DISTRIBUTION

* * *

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to the Transaction; the expected timing of the completion of the Transaction; the ability to complete the Transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the Transaction; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, subject to numerous assumptions, known and unknown risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made and investors and security holders are cautioned not to place undue reliance on any such forward-looking statements. Janus Capital Group Inc. (“Janus Capital Group”) does not assume any duty and does not undertake to update forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, nor does Janus Capital Group intend to do so, except as otherwise required by securities and other applicable laws. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that Janus Capital Group anticipated in its forward-looking statements and future results could differ materially from historical performance.  Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in Janus Capital Group’s Annual Report on Form 10-K and those disclosed in Janus Capital Group’s other periodic reports filed with the Securities and Exchange Commission (“SEC”), as well as the possibility: that expected benefits of the Transaction may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the Transaction may not be timely completed, if at all; that prior to the completion of the Transaction or thereafter, Janus Capital Group’s businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to the Transaction; that required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ shareholders, customers, employees and other constituents to the Transaction; and diversion of management time on merger-related matters. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Janus Capital Group or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above.  For any forward-looking statements made in this communication or in any documents, Janus Capital Group claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Additional Information about the Transaction

This communication is being made in respect of the proposed Transaction involving Janus Capital Group and Henderson Group plc (“Henderson Group”).  This material is not a solicitation of any vote or approval of Janus Capital Group’s or Henderson Group’s shareholders and is not a substitute for the proxy statement or any other documents which Janus Capital Group and Henderson Group may send to their respective shareholders in connection with the proposed Transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed Transaction, Henderson Group intends to file a registration statement containing a proxy statement of Janus Capital Group and other documents regarding the proposed Transaction with the SEC. Before making any voting or investment decision, the respective investors and shareholders of Janus Capital Group and Henderson Group are urged to carefully read the entire registration statement of Henderson Group, including the proxy statement of Janus Capital Group, when it becomes available and any other relevant documents filed by either company with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Janus Capital Group, Henderson Group and the proposed Transaction. Investors and security holders are also urged to carefully review and consider each of Janus Capital Group’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its proxy statements, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q. When available, copies of the proxy statement will be mailed to the shareholders of Janus Capital Group. When available, copies of the proxy statement also may be obtained free of charge at the SEC’s web site at http://www.sec.gov, or by directing a request to Janus Capital Group Inc. 151 Detroit Street, Denver, Colorado 80206.

Participants in the Solicitation

Janus Capital Group, Henderson Group and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Janus Capital Group’s shareholders in connection with the proposed Transaction. Information about the directors and executive officers of Janus Capital Group and their ownership of Janus Capital Group common stock is set forth in Janus Capital Group’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 24, 2016.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies of

Janus Capital Group’s shareholders in connection with the proposed Transaction may be obtained by reading the proxy statement regarding the proposed Transaction when it becomes available. Once available, free copies of the proxy statement may be obtained as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.